UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Amber Road, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

      02318Y108

(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

520 Newport Center Drive – 12th Floor

Newport Beach, California 92660

949-326-9612

With a copy to:

Marc Weingarten & Aneliya Crawford

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           April 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [☐].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,290,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,290,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,290,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,290,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,290,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,290,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,290,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,290,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,290,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 5 of 8 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on March 12, 2018, (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Amber Road, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); and (iii) Mr. Rishi Bajaj.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the accounts of each of Osprey and the Separately Managed Accounts. The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used approximately $20,803,601 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of Osprey. A total of approximately $427,501 (including brokerage commissions) in the aggregate was used to purchase the Common Stock held by the Separately Managed Accounts.

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 6 of 8 Pages

The source of the funds used by Osprey to acquire the Common Stock reported herein is the working capital available to Osprey and margin borrowings described in the following sentence. Such shares of Common Stock are held by Osprey in margin accounts, which may extend margin credit to Osprey from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The source of funds used to acquire the Common Stock held by the Separately Managed Accounts is the working capital available to the Separately Managed Accounts.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate 2,290,140 shares of Common Stock, which Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IMGP and Mr. Bajaj, and which represent approximately 8.38% of the Issuer’s currently outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon approximately 27,321,849 shares of Common Stock outstanding as of March 9, 2018, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on March 27, 2018. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D is set forth in Schedule 1 hereto and is incorporated herein by reference.

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected

Since the Filing of the Schedule 13D

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons since the filing of the Schedule 13D.

Investment Manager

Date	Security	Amount of Shares Bought (Sold)	Approximate Price per Share (excluding commissions)
4/02/2018	Common Stock	12,237	$8.4832
4/03/2018	Common Stock	13,726	$8.4982
4/04/2018	Common Stock	154,090	$8.4999
4/10/2018	Common Stock	18,255	$8.4926
4/11/2018	Common Stock	3,400	$8.4892
4/12/2018	Common Stock	8,600	$8.4988
4/13/2018	Common Stock	4,950	$8.4767
4/16/2018	Common Stock	4,443	$8.4989
4/19/2018	Common Stock	33,595	$8.4998
4/20/2018	Common Stock	16,757	$8.4260
4/23/2018	Common Stock	421,140	$8.5294
4/25/2018	Common Stock	6,400	$8.5300

All of the above transactions were effected on the open market.